Mail Stop 4561

May 20, 2009

Guido DiGregorio, Chairman, President and CEO
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065
Via facsimile also at (650) 802-7716

> **Re:** **Communication Intelligence Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 19, 2009**
> **File No. 000-19301**

Dear Mr. DiGregorio:

We have reviewed your revised filing and response letter, and have the following comments.

Proposal 2, page 4

1. You disclose in your revised filing that one of the reasons you are seeking to increase your authorized shares of common stock is to have the ability to issue shares pursuant to the exercise of warrants expected to be issued in a new financing transaction described in the proxy statement. We note your statement: "If stockholders do not approve the proposed increase in authorized shares, such disapproval will result in the occurrence of an event of default under the Credit Agreement, as it is proposed to be amended in connection with the new financing transaction." Accordingly, you should provide all of the information called for by the items of Schedule 14A that apply to the new financing transaction. See Note A to Schedule 14A.

    It appears that Items 11 and 12 of Schedule 14A apply to the issuance of new securities and the exchange of securities anticipated to occur as part of the financing transaction. In this regard, we note your disclosure on pages 4 and 5. We note that you have not, however, provided all of the information called for by Item 13(a) of Schedule 14A, pursuant to Item 11(e) and/or Item 12(f), including historical financial statements and pro forma financial statements showing the effect of the anticipated new financing transaction. Please revise your proxy statement to provide this information. Alternatively, if you are able to rely on Instruction 1 to Item 13 of Schedule 14A to omit any or all of the information required by Item 13(a), please supplementally provide us with your analysis as to why this is the case.

Transactions with Related Persons, page 7

2. We note that you have added disclosure to this section regarding the anticipated new financing transaction pursuant to Item 404(a) of Regulation S-K. Please revise to include the disclosure called for by Item 404(b) of Regulation S-K relating to the company's policies and procedures for review and approval of transactions with related persons, as required by Item 7(b) of Schedule 14A.

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     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

     Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director